AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2013

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                           REGISTRATION STATEMENT ON
                                    FORM S-6
                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

      A.    EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1102

      B.    NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

      C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

      D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    AMY LEE, ESQ.                                       ERIC F. FESS, ESQ.
    Vice President and Secretary                        Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC                  111 West Monroe Street
    2455 Corporate West Drive                           Chicago, Illinois 60603
    Lisle, Illinois  60532                              (312) 845-3000
    (630) 505-3700


It is proposed that this filing will become effective (check appropriate box)

[_]         immediately upon filing pursuant to paragraph (b)

[_]         on (date) pursuant to paragraph (b)

[_]         60 days after filing pursuant to paragraph (a)(1)

[_]         on (date) pursuant to paragraph (a)(1) of rule 485

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

      E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

      F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

[_] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

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      The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                PRELIMINARY PROSPECTUS DATED SEPTEMBER 27, 2013

           GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1102 (THE "SERIES")
              Zacks Income Advantage Strategy Portfolio, Series 23
                 (the "Zacks Income Advantage Strategy Trust")
          Zacks Income Advantage Strategy Portfolio (2-year), Series 6
             (the "Zacks Income Advantage Strategy (2-year) Trust")

                           (A Unit Investment Trust)

      The above-referenced Series is comprised of the Zacks Income Advantage Strategy Portfolio, Series 23 and Zacks Income Advantage Strategy Portfolio (2-year), Series 6 (each, a "trust" and together, the "trusts").

      The attached final prospectus for the prior series of the trusts is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

      The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

      For purposes of the Zacks Income Advantage Strategy Trust and Zacks Income Advantage Strategy (2-year) Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1067 (Registration No. 333-189868) as filed on August 15, 2013, which shall be used as the preliminary prospectus for such Zacks Income Advantage Strategy Trust and Zacks Income Advantage Strategy (2-year) Trust.


                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

      A.    Bonding Arrangements of Depositor:

      The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                   INSURER/POLICY NO.                                 AMOUNT

            National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania
            5692790                                                 $4,000,000

      This Registration Statement comprises the following papers and documents.

                 The Facing Sheet
                 The Prospectus
                 The Signatures
                 Consents of Counsel
                 Exhibits

      The following exhibits:

      1.1   Reference Trust Agreement (to be supplied by amendment).

    1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
            1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

      2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

      3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

      4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

      6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1101 (File No. 333-191410) filed on September 26, 2013).


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1102 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 27th day of September, 2013.

                          GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1102, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                         TITLE                                  DATE
                                                                           )
                                                                           )   By:    /s/ Amy Lee
                                                                           )          -----------
                                                                           )          Amy Lee
DONALD CACCIAPAGLIA*                    Chief Executive Officer and        )          Attorney-in-Fact*
                                        President of Guggenheim Funds      )
                                        Distributors, LLC                  )          September 27, 2013
                                                                           )
DOMINICK COGLIANDRO*                    Chief Operating Officer of         )          September 27, 2013
                                        Guggenheim Funds Distributors,     )
                                        LLC                                )
                                                                           )
JULIE JACQUES*                          Treasurer of Guggenheim Funds      )          September 27, 2013
                                        Distributors, LLC                  )
                                                                           )
JULIE JACQUES*                          Principal Financial Officer of     )          September 27, 2013
                                        Guggenheim Funds Distributors,     )
                                        LLC                                )

FARHAN SHARAFF                          Chief Investment Officer of
                                        Guggenheim Funds Distributors,
                                        LLC

/s/ Amy Lee                             Vice President and Secretary of               September 27, 2013
-----------                             Guggenheim Funds Distributors,
AMY LEE                                 LLC

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*     Executed copies of the related powers of attorney were filed as Exhibit
      6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1101 on September 26, 2013.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

      The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

      The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.


                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 1102

      The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

      The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
September 27, 2013